09056378

RECD S.E.C.

MAY 5 2009

503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 -67336

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SHD HOLDINGS, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5907 LONG COURT
(No. and Street)

AUSTIN (City) TEXAS (State) 78730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS L. REDDICK, CFO 512-342-0789
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

2300 HONEY LOCUST DRIVE (Address) IRVING (City) TEXAS (State) 75063 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS L. REDDICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHD Holdings, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

JOE J. JOSEPH III
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
3-14-2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHD HOLDINGS, LLC

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
SHD Holdings, LLC

We have audited the accompanying statement of financial condition of SHD Holdings, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SHD Holdings, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 19, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

SHD Holdings, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 492,614
Receivable from clearing broker-dealer	10,600
Clearing deposit	50,646
Prepaid expenses and other current assets	5,264
Equipment, net of accumulated depreciation of $3,355	8,692
TOTAL ASSETS	$ 567,816

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Payable to clearing broker-dealer	$ 9,828
Other accounts payable	14,715
Accrued liabilities	15,332
Income taxes payable - state	17,026
Total Liabilities	56,901
Members' Equity	510,915
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 567,816

See notes to financial statements.

SHD Holdings, LLC
Statement of Income
Year ended December 31, 2008

Revenue	
Trading revenue, net	$ 1,874,819
Expenses	
Data and communications	125,037
IT support and services	81,450
Professional fees	19,221
Regulatory fees	4,294
Other expenses	11,648
Total Expenses	241,650
Net income before other income and provision for income taxes	1,633,169
Other Income (Expense)	
Interest income	1,661
Interest expense	(1,223)
Net other income	438
Net income before provision for income taxes	1,633,607
Income taxes - state	17,026
NET INCOME	$ 1,616,581

See notes to financial statements.

SHD Holdings, LLC
Statement of Change in Members' Equity
Year ended December 31, 2008

Members' Equity, December 31, 2007	$ 171,184
Net income	1,616,581
Member distributions	(1,276,850)
Members' Equity, December 31, 2008	$ 510,915

See notes to financial statements.

SHD Holdings, LLC
Statement of Cash Flows
Year ended December 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 1,616,581
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,749
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(3,880)
Increase in clearing deposit	(9,157)
Decrease in prepaid expenses and other current assets	474
Increase in payable to clearing broker/dealer	4,387
Decrease in other accounts payable	(1,955)
Increase in accrued liabilities	5,666
Increase in income taxes payable - state	17,026
Net cash provided by operating activities	1,631,891
Cash Flows From Investing Activities:	
Acquisition of equipment	(501)
Cash Flows From Financing Activities:	
Member distributions	(1,276,850)
Net change in cash	354,540
Cash at beginning of year	138,074
CASH AT END OF YEAR	$ 492,614

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Taxes - state	$ -
Interest	$ 1,223

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

SHD Holdings, LLC ("we", "us", "our") was organized in the State of Texas effective January 13, 2006. We are a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and are a member of the Financial Industry Regulatory Authority ("FINRA").

Our operations consist solely of the trading of equities in the United States. We do not carry any customer accounts.

Our Limited Liability Corporation ("LLC") terminates on December 31, 2050, unless sooner terminated or extended as provided in our articles of organization.

We operate pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, are exempt from the remaining provisions of that Rule. We do not hold customer funds or securities, nor do we carry any customer accounts. We clear all transactions on a fully disclosed basis through a clearing broker-dealer. Our clearing broker-dealer maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

All equipment purchases in excess of $2,500 are capitalized and depreciated on a straight-line basis over their useful lives. As of December 31, 2008, all of our capitalized equipment consists of computers and peripherals with a useful life of three years and no salvage value.

Distributions to Members

We records distributions to our members at the declaration date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Security transactions and the related trading revenues and clearing expenses are recorded on a trade-date basis.

Note 2 - Transactions with Clearing Broker-Dealer

Our agreement with our clearing broker-dealer provides for clearing charges at a fixed rate per ticket traded. Our agreement with our clearing broker-dealer also requires us to maintain a minimum deposit on account of $50,000. This minimum deposit requirement may be increased in future at our clearing broker-dealer's discretion based on our trading activity levels. At this time, we do not believe that any increase in our minimum deposit requirement would be detrimental to our financial condition or our ability to conduct trading operations.

We have a receivable from our clearing broker-dealer of $10,600 as of December 31, 2008. This receivable is for trading revenues on trades executed from December 29 to December 31 not yet settled as of December 31, 2008.

We have a payable to our clearing broker-dealer of $9,828 as of December 31, 2008. This payable is for clearing fees on trades executed in the month of December 2008.

Note 3 - Net Capital Requirements

We are subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, we have net capital and net capital requirements of $496,959 and $100,000, respectively. Our net capital ratio at December 31, 2008 is 0.11 to 1.

Note 4 - Taxes

As an LLC organized in the State of Texas opting for income tax treatment as a partnership, we are considered a pass-through entity with regards to federal income tax. Therefore, we do not record or incur any federal income tax liability, as all such liabilities are the responsibility of each member based on their share of net income.

We are subject to state franchise tax in the State of Texas, based on our margin, as defined, which is calculated and accrued monthly.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against us. The nature of our business subjects us to regulatory examinations, and could also subject us to various claims or other proceedings. The ultimate outcome of any such action against us could have an adverse impact on our financial condition, results of operations, cash flows and ability to conduct future trading operations.

Note 6 - Related Party Transactions

The members provide us office facilities without charge.

Note 7 - Off-Balance-Sheet Risk

Our securities activities are transacted on either a cash or margin basis. In margin transactions, we are extended credit by our clearing broker-dealer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in our accounts. Such transactions may expose us to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses we may incur. In the event we fail to satisfy our obligations under our margin agreement with our clearing broker-dealer, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill those obligations. We control this risk associated with our securities activities by managing the extent of our operational activities on a real-time basis in consideration of our potential margin exposure and the impact of margin transactions on our ongoing net capital requirements.

Note 8 - Concentration of Credit Risk

At December 31, 2008, we have assets held by or due from our clearing broker-dealer totaling $545,484, or approximately 96% of our total assets. These assets include cash, a receivable for trades not yet settled, and a clearing deposit.

SHD Holdings, LLC
Schedule I
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 and Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5
December 31, 2008

Total members' equity qualified for net capital	$	510,915
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses and other current assets		5,264
Equipment, net of accumulated depreciation of $3,355		8,692
Total deductions and/or charges		13,956
Net Capital	$	496,959
Aggregate indebtedness		
Payable to clearing broker-dealer	$	9,828
Other accounts payable		14,715
Accrued liabilities		15,332
Income taxes payable - state		17,026
Total aggregate indebtedness	$	56,901
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	396,959
Ratio of aggregate indebtedness to net capital		0.11 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as filed by SHD Holdings, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
SHD Holdings, LLC

In planning and performing our audit of the financial statements of SHD Holdings, LLC (the Company), as of December 31, 2008 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 19, 2009